U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
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                                                                                                            OMB APPROVAL
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                                                                                                        OMB Number  3235-0362
                                       ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
         FORM 5                                                                                         Expires: January 31, 2005
                                                                                                        Estimated average burden
                                                                                                        hours per response....1.0
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|_| Check this box if no
    longer subject to Section
    16. Form 4 or Form 5                  Filed pursuant to Section 16(a) of the Securities
    obligations may continue.         Exchange Act of 1934, Section 17(a) of the Public Utility
    See Instruction 1(b).                Holding Company Act of 1935 or Section 30(h) of the
|_| Form 3 Holdings Reported                         Investment Company Act of 1940
|X| Form 4 Transactions Reported


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1. Name and Address of Reporting    2. Issuer Name and Ticker or Trading             6. Relationship of Reporting Person to
   Person*                             Symbol                                           Issuer (Check all applicable)

Rechler    Donald        J.            Reckson Associates Realty Corp. (RA)           X Director         ___ 10% Owner
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(Last)     (First)    (Middle)      3. I.R.S. Identification   4. Statement for       X Officer          ___ Other (specify below)
                                       Number of Reporting        Month/Year          --
c/o Reckson Associates Realty Corp.    Person, if an entity                           (give title below)
       225 Broadhollow Road            (Voluntary)                December 31, 2002
                                                                                               Co-Chief Executive Officer
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            (Street)                                           5. If Amendment,      7. Individual or Joint/Group Filing
                                                                  Date of Original      (check applicable line)
                                                                                        X  Form filed by One Reporting Person
Melville,    NY       11747                                       (Month/Year)          --
                                                                  February 13, 2003*    __ Form filed by More than One Reporting
                                                                                           Person
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(City)    (State)     (Zip)               Table I -- Non-Derivative Securities Acquired,  Disposed of, or Beneficially Owned
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 1. Title of       2. Trans-    2A. Deemed     3. Trans-   4. Securities Acquired (A)  5. Amount of    6. Ownership  7. Nature of
    Security          action        Execution     action      or Disposed of (D)          Securities      Form:         Indirect
    (Instr. 3)        Date          Date, if      Code        (Instr. 3, 4 and 5)         Beneficially    Direct        Beneficial
                      (Month/       any           (Instr.                                 Owned at        (D) or        Ownership
                      Day/Year)     (Month/       8)                                      End of          Indirect (I)  (Instr. 4)
                                    Day/Year)              --------------------------     Month           (Instr. 4)
                                                                                         (Instr. 3
                                                                       (A)                 and 4)
                                                                       or
                                                             Amount    (D)    Price

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Class A
Common Stock        12/10/02                       D4+       25,000     D    $20.98        462,844++          D
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*If the form is filed by more than one person, see instruction 4(b)(v)


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                         Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                     (e.g., puts, calls, warrants, options, convertible securities)
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1. Title  2. Conver-  3. Trans-   3A.     4. Trans- 5. Number  6. Date     7. Title   8. Price   9. Number  10. Owner- 11. Nature
   of        sion        action   Deemed     action    of         Exer-       and        of         of De-      ship       of
   Deriva-   or          Date     Execution  Code      Deriva-    cisable     Amount     Deriv-     rivative    Form       Indirect
   tive      Exercise    (Month/  Date, if   (Instr.   tive       and         of Under-  ative      Securi-     of De-     Bene-
   Security  Price of    Day/     any        8)        Securi-    Expira-     lying      Security   ties Bene-  rivative   ficial
   (Instr.   Derivative  Year)    (Month/              ties       tion        Securities (Instr.    ficially    Security:  Owner-
    3)       Security             Day/                 Acquired   Date        (Instr. 3  5)         Owned       Direct     ship
                                  Year)                (A) or     (Month/     and 4)                Following   (D) or     (Instr.
                                                       Disposed   Day/                              Reported    Indirect   4)
                                                       of (D)     Year)                             Transaction (I)
                                                       (Instr. 3,                                   (Instr. 4)  (Instr. 4)
                                                       4, and 5)
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                                                      (A)  (D)   Date  Ex-   Title Amount
                                                                 Exer- pira-        or
                                                                 cis-  tion         Number
                                                                 able  Date         of
                                                                                    Shares
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Phantom     1-for-1    11/14/02               A4    46,983       (1) 11/14/06 Class  46,983          46,983         D
Stock                                                                         A
                                                                              Common
                                                                              Stock
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Explanation of Responses:
*   The original filing of this Form 5 (the "Original Filing") was made on February 13, 2003. The Original Filing erroneously reported four purchases of Class A common stock that were made by a trust in which Donald Rechler has no pecuniary interest.
    This Amendment is being filed to remove those transactions from the report, and as a result to correct the total number of shares beneficially owned by Mr. Rechler. Also, the transaction code for Mr. Rechler's disposition of 25,000 shares to the
    Company has been changed from "S" to "D".
(1) The grant will vest in four equal annual installments beginning on November 14, 2003.
+   These shares were transferred to the Company in repayment of a $678,125 loan to Donald Rechler that was granted to Mr. Rechler for the purchase of the shares. The loan, which was secured by the shares, matured on December 10, 2002.
++  Includes 759 shares owned through the Company's 401(k) Plan.


                                                                   By:     /s/ Donald J. Rechler               3/13/03
                                                                       -------------------------------       ------------
**  Intentional misstatements or omissions of facts constitute         **Signature of Reporting Person           Date
    Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.

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